Exhibit 12.2

SOUTHERN CALIFORNIA EDISON COMPANY
RATIOS OF EARNINGS TO FIXED CHARGES
(in millions, except Ratio)
Earnings:	2011	2012	2013	2014	2015
Income from continuing operations
before tax and noncontrolling interest	$ 1,745	$ 1,874	$ 1,279	$ 2,039	$ 1,618
Less: Income from equity investees	0	0	0	0	0
Income from continuing operations before income
from equity investees, tax and noncontrolling interest	1,745	1,874	1,279	2,039	1,618
Add:
Fixed charges (see below)	613	667	708	727	742
Amortization of capitalized interest	4	2	3	1	0
Distributed income of equity investees	—	—	—	—	—
Loss of equity investees for which charges arising from
guarantees are included in fixed charges	—	—	—	—	—
Subtract:
Interest capitalized	(4)	(8)	(6)	(2)	(1)
Preference security dividend requirements of
consolidated subsidiaries - pre-tax basis
Noncontrolling interest of subsidiaries that have not incurred
fixed charges - pre-tax basis	—	—	—	—	—
Earnings as adjusted	$ 2,268	$ 2,432	$ 1,856	$ 2,619	$ 2,194
	—	—	—	—
Fixed Charges:
Interest expenses - net of capitalized interest and AFUDC	$ 463	$ 499	$ 523	$ 533	$ 526
Add: AFUDC	42	40	31	25	31
Interest expenses - net of capitalized interest	505	539	554	558	557
Interest capitalized (1)	4	8	6	2	1
Interest portion of rental expense (2)	14	17	20	21	19

Total fixed charges	$523	564	580	581	577

Ratio	4.34	4.31	3.20	4.51	3.80

(1)	Includes fixed charges associated with Nuclear Fuel.

(2)
Rentals include the interest factor relating to certain significant rentals plus one-third of all remaining annual rentals, except for amounts allocated to power purchase contracts that are classified as operating leases.